Reed Smith LLP
1221 McKinney Street
Suite 2100
Houston, TX 77010
+713 469 3800
reedsmith.com

VIA EDGAR

April 10, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Re:	ProCap Acquisition Corp Draft Registration Statement on Form S-1 Submitted February 20, 2025 CIK No. 0002056634

Ladies and Gentlemen:

On behalf of ProCap Acquisition Corp, a Cayman Islands exempted company (the “Company”), we submit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated March 19, 2025, regarding the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on February 20, 2025 (the “DRS”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold and have followed such comment with the Company’s response. Simultaneous with this response letter, we have filed an amendment to the DRS with the Commission through EDGAR on an amendment to the Draft Registration Statement on Form S-1 (the “Registration Statement”). The Registration Statement reflects the Company’s responses to the comments received by the Staff on February 20, 2025. All page references in the responses set forth below refer to page numbers in the Registration Statement.

Draft Registration Statement on Form S-1 submitted on February 20, 2025

Cover Page

1.	We note disclosures on page 102 and elsewhere that if you increase or decrease the size of the offering, you will effect a share capitalization or a share repurchase or redemption or other appropriate mechanism, as applicable with respect to your Class B shares in such amount so that the founder shares will continue to represent 20% of your issued and outstanding ordinary shares upon consummation of the offering. Please discuss these provisions on the cover page and in the discussions of securities that may become issuable to the sponsor in the sections entitled “Sponsor Information” on page 10 and “Our Sponsor” on page 106.

Company Response

The Company acknowledges the Staff’s comment and respectfully advises that Staff that it has revised its disclosures on the cover page, and pages 10, 107, and 108 to clarify this disclosure.

U.S. Securities and Exchange Commission

April 10, 2025

Sponsor Information, page 4

2.	We note that members of your management team own, directly or indirectly, membership interests in the sponsor. Please revise to disclose the persons who have direct and indirect material interest in the SPAC sponsor, as well as the nature and amount of their interests. Refer to Item 1603(a)(7) of Regulation S-K.

Company Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosures on page 4 to clarify this disclosure.

Risk Factors

If we are deemed to be an investment company .. . . , page 54

3.	We note statements such as “[b]y restricting the investment of proceeds to these instruments” you intend to avoid being deemed an investment company, and that you do not believe your anticipated principal activities will subject you to the investment Company Act under the applicable laws and regulations. These statements suggest that by investing funds in U.S. government securities or money market funds meeting the conditions of Rule 2a-7 of the Investment Company Act, you will avoid being deemed to be an investment company. Please revise to clarify that you may be deemed to be an investment company at any time, notwithstanding your investment in these securities.

Company Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosure on page 54 and 55 to clarify this risk factor.

On behalf of the Company, thank you for your review of this letter. If you have any further comments or questions, please do not hesitate to contact me by telephone at (713) 469-3853 or by email to apeetz@reedsmith.com or Lynwood Reinhardt by telephone at (469) 680-4220 or by email to lreinhardt@reedsmith.com.

Very truly yours,

/s/ Reed Smith LLP

Anne Peetz
For Reed Smith LLP

cc:	Anthony Pompliano
ProCap Acquisition Corp.

Christian O. Nagler, P.C.
Kirkland and Ellis LLP